EXHIBIT 11

	Three Months	Three Months
	Ended	Ended
	March 31, 2007	March 31, 2006

Net Income	$16,066	250,006

Total weighted average common shares
outstanding for basic computation	1,044,752	990,507

Basic earnings per share	$0.02	$0.25

Total weighted average common shares
outstanding for basic computation	1,044,752	990,507

Common stock equivalents due to
dilutive effect of stock options	3,394	50,646

Total weighted average common shares and
equivalents outstanding for diluted
computation	1,048,146	1,041,153

Diluted earnings per share	$0.02	$0.24